Filed by Wesbanco, Inc.

Commission File No. 000-08467

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Your Community Bankshares, Inc.

Commission File No. 000- 25766

Date: May 5, 2016

Forward-Looking Statements

Matters set forth in this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed Merger between WesBanco and YCB, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and YCB may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; YCB’s shareholders may not approve the proposed Merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco’s 2015 Annual Report on Form 10-K, YCB’s 2015 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and YCB with the Securities and Exchange Commission. All forward-looking statements included in this filing are based on information available at the time of the release. Neither WesBanco nor YCB assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, WesBanco will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of YCB and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF YCB AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Proxy Statement/Prospectus will be mailed to shareholders of YCB prior to the YCB shareholder meeting, which has not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Proxy Statements/Prospectus, and other related documents is filed by WesBanco with the SEC, it may be obtained for free at the SEC’s website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either WesBanco’s or YCB’s website at http://www.wesbanco.com or http://www.yourcommunitybank.com, respectively.

Participants in the Solicitation

WesBanco and YCB and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of YCB in connection with the proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2016 annual meeting of shareholders, as filed with the SEC on March 11, 2016. Information about the directors and executive officers of YCB is set forth in the proxy statement for YCB’s 2016 annual meeting of shareholders, as filed with the SEC on April 7, 2016. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of YCB shareholders in connection with the proposed Merger will be included in the Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco or YCB using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

YCB SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

On Wednesday, May 4, 2016, Wesbanco, Inc. hosted a conference call to discuss its proposed acquisition of Your Community Bankshares, Inc. A transcript of the conference call is provided below.

Operator

Good morning, and welcome to the WesBanco, Inc. merger with Your Community Bankshares, Inc. conference call. All participants will be in listen only-mode. (Operator Instructions). Please note this event is being recorded. I would now like to turn the conference over to Mr. John Iannone, Vice President, Investor Relations. Please go ahead, sir.

John Iannone - WesBanco, Inc. - VP, IR

Thank you, Sherry. Good morning and welcome to the WesBanco-Your Community Bank merger conference call. Leading the call today are Todd Clossin, WesBanco’s President and Chief Executive Officer; Bob Young, WesBanco’s Executive Vice President and Chief Financial Officer; and Jim Rickard, Your Community’s President and Chief Executive Officer.

Following the opening remarks, we will begin a question-and-answer session. The slides we will be reviewing this morning are part of the Form 8-K we filed last evening. This presentation contains certain forward-looking statements, including certain plans, expectations, goals and projections and including statements about the benefits of the proposed merger between WesBanco, Inc. and Your Community Bankshares, Inc., which are subject to numerous assumptions, risks and uncertainties.

Actual results could differ materially from those contained or implied with such statements for a variety of factors, including the businesses of WesBanco and Your Community may not be integrated successfully or such integration may take longer to accomplish than expected; expected cost savings and any revenue synergies from the proposed merger may not be fully realized within the expected timeframes; disruption from the proposed merger may make it more difficult to maintain relationships with clients, associates and suppliers; the required governmental approvals of the proposed merger may not be obtained on the expected terms or schedule; Your Community’s shareholders may not approve the proposed merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other strategies; the nature, extent and timing of governmental actions and reforms; and the extended destruction of bioinfrastructure, as well as other factors described in WesBanco’s 2015 annual report on Form 10-K, Your Community’s 2015 annual report on Form 10-K and documents subsequently filed by WesBanco and Your Community with the Securities and Exchange Commission.

All forward-looking statements included in this presentation are based on information available at the time of the presentation. Neither WesBanco or Your Community assumes any obligation to update any forward-looking statement.

A press release providing details of the transaction was issued yesterday evening and is available on www.WesBanco.com. I will now hand the call over to Todd Clossin, WesBanco President and CEO. Todd.

Todd Clossin - WesBanco, Inc. - President & CEO

Thanks, John. Good morning, everyone. Thank you for joining us today on such short notice. We are pleased to speak with you today about the proposed merger between Your Community Bankshares, which was announced last night. As you know, WesBanco’s long-term growth is focused on five key strategies — growing our loan portfolio with an emphasis on commercial and industrial lending; increasing fee income over time; traditional retail banking service efficiencies and growth; expense management; and franchise expansion.

We are excited about the proposed merger with Your Community as it meshes nicely with our strategic growth plans. Besides the opportunity to make a high-quality commercial bank a part of our organization, we are able to expand into new high-growth markets with excellent wealth management opportunities.

We firmly believe this is a very logical and very strategic merger of two institutions with disciplined risk cultures and strong customer focus. Kentucky and Indiana have been areas of interest for us given the growth trajectory and demographics of those markets. The Your Community markets are within our preferred 5 to 6-hour drive time from Wheeling, consistent with our prior statements and also fit the urban and contiguous to current market comments that we have made about our market expansion opportunities.

Your Community Bankshares is an approximate $1.6 billion asset institution headquartered in New Albany, Indiana with 36 branches across southern Indiana, as well as Kentucky. They are a high-performing commercial bank with return on average assets of 0.95% and low-cost deposits of 18 basis points. When compared to the national averages, their key markets have strong five-year growth projections for household income and population change, as well as low projected unemployment rates.

In addition, they have a top-10 marketshare in three different MSAs, the Elizabethtown/Fort Knox MSA, Bardstown MSA and the Louisville/Jefferson County MSA. And Your Community is highly focused on strengthening the communities they serve and has been recognized as one of the best places to work in both Kentucky and Indiana.

Jim Rickard, Your Community’s President and CEO, who is on the call today, has 40 years of experience with more than 26 of those as CEO. He has deep regional ties to the market and serves on numerous local boards. I’m very pleased that Jim has agreed to remain with us and become a member of our team and Market President for Kentucky and southern Indiana. I’m confident that he will continue his history of success in this new role.

Also as part of this proposed merger, two Board members of Your Community Bankshares will be joining the WesBanco Board of Directors. This transaction will allow us to leverage WesBanco’s strong platform and product suite across Your Community’s distribution systems and its higher growth markets. While not factored into the model, we see great opportunities for our existing fee-based businesses — trust services, securities brokerage, wealth management, private banking, investment management and insurance in these top-Midwest markets.

Before I turn the call over to Bob Young, our Chief Financial Officer, to discuss the key terms of the transaction, I’d like to briefly discuss the compelling financial aspects of the proposed merger. Our expectations are for an internal rate of return in the high teens with 6% to 7% earnings-per-share accretion in 2017 and approximately a 9% accretion in 2018, excluding merger-related pretax charges of approximately $27 million.

Our tangible book value dilution will be less than 5% at closing. We anticipate with merger-related and restructuring expenses, purchase accounting adjustments and cost savings that our crossover method of tangible book value diluted earnings [impact] will be less than 3.5 years, and importantly, will remain well in excess of the well-capitalized guidelines on a pro forma basis. Bob.

Bob Young - WesBanco, Inc. - EVP & CFO

Thanks, Todd and good morning, all. On slide 3 of the deck that was attached last night to the 8-K is a summary of the key terms of the proposed merger, which is expected to close during the third or fourth quarter of 2016, pending Your Community’s shareholders’ approval and the customary regulatory approvals by the Federal Reserve, FDIC and the appropriate state regulators.

The shareholders of Your Community Bankshares will receive 0.964 shares of WesBanco common stock and $7.70 in cash for each common share of Your Community Bankshares own, while optionholders will receive the difference between $38.50 in cash and the option strike price. This represents an 80% stock, 20% cash deal. It also represents implied consideration of $39.05 per share as of last night’s — sorry — that’d be two nights ago closing stock price — or $221 million in aggregate.

The walkaway provision is a standard 20% double trigger versus the NASDAQ bank stock index. The 0.964 exchange ratio was calculated with our common stock valued at $31.96 as of April 27 based upon a prior 10-day average closing price period. The total cash on the financing side is approximately $45 million, excluding merger-related and restructuring charges, and we will have adequate cash resources at closing to cover this transaction.

Importantly, there was an extensive multi-week due diligence process, which included a review of 68% of Your Community’s commercial portfolio, as well as other internal document reviews with a focus on asset quality and bank operations. As a result of this diligence, we have established a cap on classified assets of $43 million and we’ll sell certain underperforming loans.

Therefore, to reemphasize, there was a lot of due diligence surrounding the combination of our two companies, including their reverse diligence on us. As Todd mentioned, Jim Rickard will assume the role of Market President for WesBanco and two Your Community Bankshares directors, Gary Libs and Kerry Stemler, will join our Board of Directors. In addition, the directors of Your Community will be appointed to an Advisory Board for the Indiana and Kentucky markets. Importantly, we have executed retention agreements with several key lenders and market presidents to ensure a successful merger.

Moving now to slide 4, you can see the footprint on slide 4 of our combined company as we continue our contiguous market expansion in the Midwest. Our pro forma branch network grows from 141 to 177 financial centers, and as these new markets are adjacent to our current southwestern Ohio markets and there is no branch overlap.

With the proposed merger, we are continuing to diversify our market distribution into Indiana and Kentucky. The loans and deposits in these states each represent approximately 17% of their respective portfolios on a pro forma basis. Furthermore, Your Community’s loan to deposit ratio is also in the mid-80%s, like ours, and represents significant opportunity for growth.

I’d like to turn the call back to Todd now to discuss the strategic opportunities of the proposed merger and our plans as they relate to the $10 billion asset threshold.

Todd Clossin - WesBanco, Inc. - President & CEO

Go to slide 5. The growth opportunities for this proposed merger are exciting. Since its founding in 1934, Your Community Bankshares has grown significantly in the southern Indiana and Kentucky markets. Over the past 20 plus years, total assets grew from $200 million to the current $1.6 billion. Total deposits grew from $170 million to the current $1.2 billion. In fact, with the merger, WesBanco will become one of the largest community banks in the market area.

Importantly, these new core markets have strong demographics as measured by household income, population growth and unemployment, which we believe will provide significant long-term market opportunities for our trust and wealth management businesses.

As mentioned earlier, our opportunities for our fee income businesses have not been overlaid into this analysis, and as such, represent additional revenue upside to the transaction.

As you’ve seen with our previous acquisitions, we move into markets methodically and strategically to ensure we find the right partner that will enable us to have a meaningful market presence, as well as strong growth opportunities. We have a top 10 marketshare in West Virginia, Columbus and Pittsburgh MSAs and a top 20 position in Cincinnati, Ohio. As I mentioned previously with this transaction, we would have a top 10 marketshare in Bardstown, Kentucky, Elizabethtown/Fort Knox and the Louisville MSAs and a top 25 position in the Lexington market, which provides significant opportunity for expansion, as well as growth.

Turn to slide 6. With this proposed merger, the pro forma total assets of the combined bank as of March 31, 2016 would be $10.2 billion. Therefore, at closing, we plan to shrink the combined balance sheet by approximately $200 million in order to remain under the $10 billion in total assets threshold as of year-end. This plan will be accomplished through methodical management of the securities portfolio in order to stay below $10 billion in total assets for a period of time while still facilitating organic loan growth.

We have closely monitored the potential franchise impact of crossing the $10 billion asset threshold from interchange income cap, increased FDIC insurance premiums, CFPB oversight, additional risk governance processes and DFAS stress-testing. We estimate an approximate $9 million pretax income impact from interchange income caps and additional FDIC expenses based on transaction volumes and the FDIC estimated assessment base when the $10 billion asset threshold is crossed.

Importantly, on a combined basis, we have the ability to continue loan growth at an uninterrupted pace while remaining below $10 billion in assets over the near term. That said, we will continue to monitor and assess the impact of crossing $10 billion via additional franchise-enhancing acquisitions as appropriate. I will now pass the call back to Bob to review the financial comparisons, transaction pricing and pro forma capital ratios. Bob.

Bob Young - WesBanco, Inc. - EVP & CFO

Thanks, Todd. On slide 7, our summary financials for WesBanco and Your Community Bankshares for the quarter ended March 31, 2016. As you can see from a number of the ratios, these are similar and compatible organizations. With mid-80% loan to deposit ratios, there is ample opportunity for growth, which also supports our plans related to the $10 billion asset threshold.

Further, you can see similar and complementary total common equity to total assets, return on average assets, return on average equity and return on average tangible common equity ratios. An area that does represent significant opportunity for improvement is YCB’s efficiency ratio, which currently stands at 68.5% as compared to WesBanco’s 55.5% efficiency ratio.

Turning now to slide 8, here you can see the pricing metrics and key modeling assumptions for the proposed merger. As Todd mentioned, the deal has a very high internal rate of return, well above our cost of capital hurdle rate. Price to tangible book value per share is 173% with a price to last 12 months earnings per share at a very reasonable 14.5 times.

Lastly, the core deposit premium is 8.8%.

Turning now to modeling assumptions, even though there are no branch overlaps, cost savings of 35% are anticipated beginning in 2017, as approximately 75% of the savings are achieved throughout the year with the remainder obtained by early 2018. The majority of these savings will be from back office operational consolidations.

Factored into the model is a gross loan credit mark of $15.1 million, representing a 2% overall credit mark on the legacy loan portfolio, as well as a writedown of certain fixed assets, other real estate owned and other assets totaling approximately $3 million. The core deposit and tangible assumption is 1.5% amortized over 10 years. Estimated merger-related expenses of $27 million includes a portion to be recorded by YCB before closing, as well as certain capitalized project-related expenditures.

Lastly, opportunities for our fee income businesses were not factored into the model and as such represent additional revenue synergies for the long-term success of this transaction.

Upon the close of the proposed merger, we will deleverage and restructure the combined balance sheets with security sales from maturities and borrowing paydowns of $200 million during 2016 and an additional $75 million estimated in 2017.

Turning to slide 9, this slide compares the pricing of the transaction to the median pricing of both regional and national peers. For the regional peers, select transactions since January 2014 have targeted Midwest-based institutions where $1 billion to $3 billion in assets were used, while the national peers focused on transactions since January of 2015 on targeted institutions with $1 billion to $3 billion in assets. As you can see, the pricing on this transaction is very favorable to both medians.

Then on slide 10, discussing capital ratios on a pro forma basis, the projected capital ratios at closing remain very strong post-merger with a tier-1 leverage ratio of 9.4%; tier 1 common of 10.9%, tier 1 risk-based of 12.6%, and total risk-based of 13.6%. A 7.9% tangible equity to total assets ratio is also projected with which we are very comfortable as we just recently crossed 8%. Todd, I will now turn it back over to you for the conclusion.

Todd Clossin - WesBanco, Inc. - President & CEO

Thanks, Bob. We are focused on high-quality acquisitions that are in contiguous markets with great growth potential and a strong management team that is deeply embedded in its communities. We firmly believe that Your Community Bankshares fits this profile, and we are excited to welcome this high-performing commercial banking franchise into WesBanco.

After extensive due diligence and appropriate deal protections, we believe that this transaction is appropriately priced, especially when compared to other regional and national peer deals. The strategic market expansion into southern Indiana and Kentucky provides us a top 10 position in three MSAs. These higher growth regions provide significant long-term opportunity to grow our fee-based revenue through the introduction of our trust and wealth management services.

Furthermore, we will preserve the franchise value through the retention of the local management team, key business generators and Board representation. WesBanco has a long history of strong credit and risk management, experienced management, solid technology, back-office expertise and good capital and liquidity strength. We have demonstrated that we can control expenses and execute on our growth strategies.

Lastly, WesBanco has a proven track record of successful acquisitions that meaningfully expand our franchise and its growth opportunities, and we are excited to continue this trend with the successful integration of Your Community Bankshares. We are now ready to answer your questions. Operator, would you please review the instructions?

Q U E S T I O N S  A N D  A N S W E R S

Operator

(Operator Instructions). Catherine Mealor, KBW.

Catherine Mealor - Keefe, Bruyette & Woods - Analyst

Good morning. Congrats on the deal. So I wanted to start first on the classified asset comment and just wanted to see if you could give us any color on — particularly I think there was a comment you made that there was a certain number of maybe nonperforming loans that you were going to try to work out before closing. Is there a certain number of NPLs that have to be off the books in order for the deal to close, and can you just kind of give us some commentary around your expectations of that?

Bob Young - WesBanco, Inc. - EVP & CFO

Catherine, as we said, we do have a restriction or a cap on classified assets at closing of some $43 million. That gives them quite a bit of cushion over their 3/31 numbers, which would include TDRs, 90-day past dues, non-accrual and classified, but not criticized totals. So there is an adequate cushion over the existing level of those at the end of the quarter. We are also going to apply our best efforts between the two management teams to sell less than $30 million worth of current what we would call underperforming loans.

Catherine Mealor - Keefe, Bruyette & Woods - Analyst

Got it. Okay, but they don’t necessarily have to be sold for the deal to close?

Bob Young - WesBanco, Inc. - EVP & CFO

That’s correct.

Catherine Mealor - Keefe, Bruyette & Woods - Analyst

Okay, perfect. And then on the balance sheet deleveraging strategy, so you mentioned about $200 million in borrowings maybe coming off the books in 2016. Can you give a little color around that, and how much of it is legacy WesBanco versus legacy YCB and maybe the cost around what you are planning to pull off the books?

Bob Young - WesBanco, Inc. - EVP & CFO

Yes, I can do that, Catherine. So we have at any one time between $300 million and $400 million of short-term borrowings maturing over the course of the next 6 to 9 months. So we would anticipate eliminating initially the Federal Home Loan Bank advances on YCB’s books, and that’s actually a very small portion — it’s less than $40 million is what they had at the end of the first quarter. There is a prepayment penalty associated with those, and the cost currently is 3.2% of those. So that would come off. And then the rest are borrowings, as I say, that would be typically maturing over the course of the next few quarters for us. Their average cost is less than 1%, and we would not anticipate any prepayment penalty associated with those.

So on the other side of the balance sheet, securities to be sold would include a portion from the taxable securities portfolio of YCB. Those currently yield less than 2%, and then the rest would be ours as necessary. But they have about $340 million worth of securities overall at the end of the first quarter, so I think we will be able to pick and choose most of the sale from their securities book as opposed to ours. So wouldn’t anticipate a loss or a gain on that strategy because you have the mark to market for the available for sale portfolio already embedded in their tangible book value.

Catherine Mealor - Keefe, Bruyette & Woods - Analyst

Okay. Great. And then maybe my last question just on the margin. So YCB has a higher margin at [3.90%] it looks like and I think by looking at their numbers, about 25 to 40 bps depending on what quarter you are looking at is from fair value accretion, from their FSKY deal. And so how should we think about how that will play into the pro forma margin once you re-mark the book?

Bob Young - WesBanco, Inc. - EVP & CFO

Importantly, I would remark that we did not include their accretion in our estimate of their base case earnings. So if you take analyst estimates in the next two years, we cut that back for the portion of their current net interest margin and bottom-line earnings represented by the additional accretion for a deal last year that was 40% of the size of their total then existing assets, or 40% of the combined assets after the merger. So I want to make that point. We do consider that, obviously, as part of the mark to market going forward. We are just not paying for it as part of the 14 times, if you will.

If you take a look at the combined net interest margin, we are currently anticipating that with our mark to market of the remainder of the assets, including what carries over from their Elizabethtown merger on the loan book and the liability side of the ledger, primarily the CDs, that we think there will be accretion off of our current 3.29%.

Recall, Catherine, they are in the [mid-3.60%s] right now. If you if you take out, strip out the accretion, and you apply a mark to market to that, it would be lower than that. But sum and substance, we do expect margin pickup from the acquisition as opposed to the last deal where there was margin dilution given the mix of investments to total assets from the ESB deal.

The amount of that accretion can change as purchase accounting adjustments are estimated today, but will be finalized at date of merger. I think it’s reasonable to assume that that pickup once you put the two together is going to pick us up at least 5, probably more likely 10 basis points.

Catherine Mealor - Keefe, Bruyette & Woods - Analyst

Okay. That’s great. Thank you.

Operator

Bob Ramsey, FBR.

Kyle Peterson - Friedman, Billings, Ramsey - Analyst

Good morning, guys. This is actually Kyle Peterson speaking for Bob today. I was wondering if you guys could touch a bit more on the balance sheet repositioning. You guys mentioned that organic loan growth should be uninterrupted. So I guess is the right way to think about that is that you guys will be maybe selling securities to fund the loan growth moving forward as you guys are still working the standard $10 billion?

Todd Clossin - WesBanco, Inc. - President & CEO

Yes. And that’s really what we were doing already anyway with our prior two acquisitions both being thrifts. The percentage of securities on our balance sheet, the total balance sheet size was a little over 30%. I think it’s down to 29% now. So we actually refer to it as an accordion balance sheet because of that, so part of the plan was to reduce lower yielding securities and replace them with higher-yielding loans over the next few years, so it’s still the same strategy. We are now continuing that to stay under the $10 billion threshold. So if you assume our historic mid-single digit loan growth rates going into the future, we can bring that securities portfolio down over the next year and a half to two years down to the low 20% range, which I think is probably a better historic range to have as a percentage of a balance sheet of our size company.

Kyle Peterson - Friedman, Billings, Ramsey - Analyst

Okay, great. And then I guess switching gears a little bit here to cost saves. I know you guys have the 35% assumption based a lot on back office and processing and such. Since there’s not going to be any branch closures or anything because this is an expansion, is that a conservative assumption, or do you think there’s plenty of meat on the bone that you guys will be able to extract those cost saves, or are there any risks associated with that?

Todd Clossin - WesBanco, Inc. - President & CEO

This is a commercial bank, so anytime you go in and buy a commercial bank, we are going to want to continue to expand the capabilities there of wealth management, trust, investment securities capabilities. So the revenues and costs or whatnot aren’t embedded in the model, so to speak. But our view is I like to see a 2 to 1 revenue to cost approach to everything we do, and it would be the same to these markets as well.

With regard to the branch structure, branch size and all that, we continually look and fine-tune our branch size. If you look back over the last five or six years, we have really affected about 10% of our branches over that time period. We do a little bit each year. We close some branches. We reposition a few different branches from a service perspective. We occasionally build a branch or two, but from a net effect perspective, we always are looking at the brand structure and addressing it; and we would continue to do that with these new markets.

Kyle Peterson - Friedman, Billings, Ramsey - Analyst

Okay. Thank you.

Operator

William Wallace, Raymond James.

William Wallace - Raymond James - Analyst

Good morning. Maybe a quick follow-up to the last question. So, Bob, in your prepared remarks, you mentioned the higher efficiency ratio at Your Community Bank compared to WesBanco. Were you suggesting that there is an opportunity to get further leverage out of that franchise outside of the cost saves that you guys are forecasting?

Bob Young - WesBanco, Inc. - EVP & CFO

I wasn’t suggesting that. I was suggesting that when you apply the 35% cost savings to their mid-60%s current efficiency ratio, that we are going to get that down to around where we currently are and maybe a slight improvement.

As Todd said, we will look at the branch structure as we constantly are doing with our own branch structure. We will take a look at any potential possibilities for branch closures going forward. Don’t have that in the model at this point. They have a couple that they are currently in the process of downsizing or closing, consolidating, but we don’t have anything firm beyond that line right now.

I would say that, of the 35%, there’s a little bit less than that in terms of salary and employee benefit savings, and then you take a look at data processing and legal and professional fees and some of the other line items that are on their income statement, and those would have higher percentages and that’s what drives it overall at 35%, which off their [331] base annualized for the year would get you somewhere around $15 million, and we are spreading that over the next year and a half.

Todd Clossin - WesBanco, Inc. - President & CEO

And I would also too again — there’s two parts to that ratio. Obviously, we are focused on the expense side, but the revenue growth side is an important part of it and that’s a big part of our — we’ve got a bigger balance sheet to be able to enter that marketplace with, or expand on that marketplace, as well as wealth and trust management fees, and without getting too granular at our event there last night, had a number of lenders that were excited about going back to their current customers on transactions that they had to participate and tell the customers they don’t have to do that anymore. So that’s an immediate pickup that’s not in the model.

So again, I look at the efficiency ratio as two parts of it, controlling the expenses obviously, but growing the revenue as well. And I think that’s part of the story about keeping it where we want it to be in that mid-50%s range.

Bob Young - WesBanco, Inc. - EVP & CFO

Yes, and to that point, Wally, just picking up on what Todd just said, we don’t have any leverage in from additional loan growth opportunity, given the earlier comments about the $10 billion asset threshold, but we do have a deduct in for the — somewhere around a little bit less than $30 million in loans that we plan on attempting to sell. So we did take that income out. So I think on that point, we’ve been relatively conservative and, as Todd said, we do have the upside opportunity from being able to pull back some participations they currently have and by being able to do larger size deals.

William Wallace - Raymond James - Analyst

The ones that you are targeting to sell, are they participation loans?

Bob Young - WesBanco, Inc. - EVP & CFO

No.

William Wallace - Raymond James - Analyst

So I was curious to see the comment on the cap on classifieds, and when I took a look at the credit quality at Your Community Bank, I couldn’t help but notice the increase on their 1 to 4 family portfolio and past dues and non-accruals. Is that what you guys are looking at and trying to maybe get out of some loans in that portfolio?

Todd Clossin - WesBanco, Inc. - President & CEO

I’d say we took a more global approach and look at that. Part of wanting to be conservative as we go into this is nobody knows what the economy is going to be the next 2 to 3 years, so if you do end up into a bit of a dip, start to see a bit of a slowdown, or even a potential recession, we don’t want to be caught by surprise. So this was really just a good opportunity to go in, look at assets that were actually in a lot of cases pretty decent and look at them from the perspective of how would they look in a downturn and start to prepare for that a little bit. So that’s really more of the idea behind the number than anything else.

William Wallace - Raymond James - Analyst

Okay. And then maybe one to the deleveraging. To the extent that there is some negative impact to earnings, which I would assume there’s going to be some spread that’s lost here, is that considered in your accretion estimate of 6% to 7% and the 9% for 2017 and 2018?

Todd Clossin - WesBanco, Inc. - President & CEO

Yes, it is. More so in 2018, but we’ve reflected that in there and have that impact. And again, it saves us the cost of what we would deal with if we went over $10 billion, but it also, I think, allows us to really focus on our existing portfolio, even on the loan side, and what are the yields we are getting on certain portfolio categories and what we want to do to try to enhance the yield in some of those areas. So I think there’s a couple different ways to improve the profitability of the Company while staying under $10 billion while we remix the portfolio.

William Wallace - Raymond James - Analyst

And everything kind of blends together, but I’m sure that you guys were asked about how you are preparing for crossing $10 billion when you had your earnings call. I assume that there were investments that were underway to getting ready for the stress tests and getting the personnel up to prepare for the compliance, the added [compliance] or whatever. Are you accelerating that timeline at all, or will you continue to invest as you were planning and then cross over $10 billion at some point in the future when you feel like you are ready to deal with the burden?

Todd Clossin - WesBanco, Inc. - President & CEO

That’s a great question. No, it’s very methodically planned out. We do not need to accelerate anything. We already had a robust process and program in place. We meet several times a month to discuss items about going over $10 billion. We are deep into this in a lot of different areas and have been quite frankly for the last year, year and a half regarding stress-testing and project management and other things that we need to be doing to prepare to cross the $10 billion threshold. So we don’t see this as a catalyst to accelerate that process at all. It actually fits nicely into the timeline that we were looking at in terms of a go-forward basis.

William Wallace - Raymond James - Analyst

Okay. I’ve asked too many questions, but just one quick question. When is the conversion scheduled?

Todd Clossin - WesBanco, Inc. - President & CEO

We don’t know that yet. We wanted to wait until it was announced yesterday before we reached out to the processing company, but the hope would be third or fourth quarters of this year, probably more realistically fourth quarter, assuming we can get it on their schedule.

William Wallace - Raymond James - Analyst

Okay. Appreciate the time, guys.

Operator

This concludes the question-and-answer session. I’d like to turn the conference back over to Mr. Todd Clossin for any closing remarks.

Todd Clossin - WesBanco, Inc. - President & CEO

Great. Well, I want to thank you all for joining us this morning. It’s an exciting next step for our organization. We are really thrilled to have this new part of our franchise along with the strong leadership team, and I think this fits nicely into what we’ve been messaging on past earnings calls in terms of the types of transactions that we wanted to look at, types of market and we are excited about telling you more about it as we go forward as a company. Thank you. Have a good day.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.